					Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)
	Six Months Ended	Year Ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest	$40,220	$58,984	$48,479	$(4,192)	$17,431	$(3,928)
Adjustments:
Equity in (income) loss of unconsolidated joint ventures	(1,998)	(10,990)	(1,648)	(542)	(4,829)	116
Fixed charges	31,052	71,396	74,235	80,394	89,929	82,090
Distributed income of equity investees	1,824	3,121	53	3,337	1,465	346
Capitalized interest	(2,463)	(4,969)	(2,863)	(4,742)	(2,273)	(2,244)
Earnings as defined	$68,635	$117,542	$118,256	$74,255	$101,723	$76,380
Fixed charges
Interest expense	$28,192	$66,431	$71,429	$75,794	$84,246	$75,104
Capitalized interest	2,463	4,969	2,863	4,742	2,273	2,244
(Accretion) amortization of debt (premiums) discounts, net	(690)	(2,400)	(2,478)	(2,627)	1,178	2,818
Amortization of loan fees	1,087	2,396	2,421	2,485	2,232	1,924
Fixed charges	$31,052	$71,396	$74,235	$80,394	$89,929	$82,090
Ratio of earning to fixed charges	2.21	1.65	1.59	*	1.13	*
* Earnings for the years ended December 31, 2012 and 2010 were insufficient to cover combined fixed charges by approximately $6.1 million and $5.7 million, respectively. Other than the years ended December 31, 2012 and 2010, there are no periods in which earnings were insufficient to cover combined fixed charges.